UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                Amendment No. 1


                   Under the Securities Exchange Act of 1934


                               CANNAPHARMARX, INC.
                             A DELAWARE CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 per share
                       ----------------------------------
                         (Title of Class of Securities)


                       ----------------------------------
                                 (CUSIP Number)


                                FILING JOINTLY:

                               CANNAPHARMARX, INC.
                               Gerry Crocker, CEO
                                Gary Herick, CFO
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 552-9510
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 29, 2015
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------                                  ------------------------
CUSIP NO.                                                     Page 1 of 4
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS:

      CannaPharmaRX, Inc., a Colorado Corporation
      Gerry Crocker, CEO and Director
      Gary Herick, CFO and Director

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (a)   |X|
      (b)   |_|

3     SEC USE ONLY:

4     SOURCE OF FUNDS (SEE INSTRUCTIONS):

      OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

      |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION:

      Colorado; United States of America

                             7   SOLE VOTING POWER:

                                 0

      NUMBER OF SHARES
      BENEFICIALLY OWNED     8   SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                0

                             9   SOLE DISPOSITIVE POWER:

                                 0

                             10  SHARED DISPOSITIVE POWER:

                                 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

      |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      0%

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

      CO - CannaPharmaRX, Inc
      IN - Gerry Crocker and Gary Herick

----------------------                                  ------------------------
CUSIP NO.                                                     Page 2 of 4
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
---------------------------

The  security  for which  this  report is made is the  common  stock,  par value
$0.0001  per  share,  of  CannaPharmaRx,   Inc.,  a  Delaware  corporation  (the
"Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a) NAME: This statement is filed by CannaPharmaRX, Inc., a Colorado Corporation. Note: Messrs. Crocker and Herick are Officers and Directors of CannaPharmaRX, Inc. and are control shareholders of CannaPharmaRX, Inc., and Messrs. Crocker and Herick are Directors and Officers of the Issuer.

(b)  BUSINESS  ADDRESS OF  CANNAPHARMARX,  INC.: 7609 Ralston Road,  Arvada,  CO
     80002

(c) EMPLOYMENT INFORMATION: CannaPharmaRX, Inc. is a business that is dedicated to advancing endocannabinoid science, research, discovery, and the manufacturing and distribution of pharmaceutical grade medications. Gerry Crocker and Gary Herick are Directors and Officers of CannaPharmaRX, Inc., a Colorado corporation, and Messrs. Crocker and Herick are Directors of and Officers of Issuer.

(d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) CannaPharmaRX, Inc. is a corporation formed in Colorado. Gerry Crocker and Gary Herick are residents of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

The 10,421,120 shares of the Issuer's common stock previously owned by CannaPharmaRx, Inc., a Colorado corporation, have been surrendered and retired to treasury stock of the Issuer, pursuant to an Amended and Restated Agreement and Plan of Merger effective June 29, 2015.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

On April 21, 2015, CannaPharmaRx, Inc., a Delaware corporation (the "Company"), entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with CannaPharmaRX, Inc., a Colorado corporation and the largest stockholder of the Company ("Canna Colorado"), and CPHR Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Acquisition Sub"), pursuant to which Acquisition Sub will merge with and into Canna Colorado with Canna Colorado remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger"). The Merger Agreement amends and restates in its entirety the Agreement and Plan of Merger entered into by the parties on May 15, 2014.

The Merger Agreement provides that upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware and a Statement of Merger with the Secretary of State of the State of Colorado (the "Effective Time"), all capital stock of Canna Colorado issued and outstanding immediately prior to the Effective Time will be converted into a like number of shares of capital stock of the Company.

----------------------                                  ------------------------
CUSIP NO.                                                     Page 3 of 4
--------------------------------------------------------------------------------

As a result of the above transaction, the 10,421,120 shares of the Issuer's common stock previously owned by CannaPharmaRx, Inc., a Colorado corporation, have been surrendered and retired to treasury stock of the Issuer.

As a result of the merger referenced hereinabove, any and all of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of Schedule 13D may be considered by shareholders and the Board.

The Reporting Persons are terminating reporting hereunder as a group. Certain individuals may however become Schedule 13D reporting persons pursuant to the merger - Mr. Herick and Mr. Crocker - and may approve implementation of any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D as individual shareholders and Board Members and Officers.

Gary Cohen was previously a director and officer of Canna Colorado and a controlling shareholder of Canna Colorado. However, as part of his settlement of certain matters with the Company on March 30, 2015, CannaPharmaRx, Inc., a Delaware Corporation, purchased all of Mr. Cohen's 2,250,000 shares of Canna Colorado. As such, and as of March 30, 2015, Mr. Cohen was no longer a controlling shareholder of Canna Colorado. As part of that settlement, Mr. Cohen was issued 600,000 restricted common shares outside of the merger agreement referenced above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

(a) Aggregate number and percentage of the class of securities beneficially owned:

     0

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

     0

(c)  Transactions in the securities effected during the past sixty days:

     See Item 4 above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

     June 29, 2015

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

See Item 4 above which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Exhibit 10.1 -      Amended and Restated Agreement and Plan of Merger

Exhibit 99.1 -      Statement of CannaPharmaRX,  Inc. and Messrs.  Crocker and
                    Herick as to the joint filing of Amended Schedule 13D dated
                    June 29, 2015.

----------------------                                  ------------------------
CUSIP NO.                                                     Page 4 of 4
--------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 29, 2015       CANNAPHARMARX, INC., a Colorado Corporation



                          By: /s/ Gerry Crocker
                          ------------------------------------------------------
                          Gerry Crocker, CEO and Director of CannaPharmaRX, Inc.




Date: June 29, 2015        /s/ Gerry Crocker
                           ----------------------------------------------------
                           Gerry Crocker, Individual


                           /s/ Gary Herick
                           ----------------------------------------------------
                           Gary Herick, Individual